UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 8-A/A

Amendment No. 1 to Form 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(B) OR (G) OF THE
SECURITIES EXCHANGE ACT OF 1934

National Western Life Insurance Company

(Exact name of registrant as specified in its charter)

Colorado (State of incorporation or organization)	84-0467208 (I.R.S. Employer Identification No.)

850 East Anderson Lane Austin, Texas 78752-1602 (Address of principal executive offices and zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:
Class A Common Stock, $1.00 par value	The NASDAQ Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:  None

EXPLANATORY NOTE
This Amendment No. 1 to Form 8-A (this “Amendment”) amends the Form 8-A, originally filed on July 17, 2009 (File Number 001-34411).  The sole purpose of this Amendment is to replace references to the NASDAQ Global Select Market with the NASDAQ Stock Market LLC.

Item 1.   Description of Registrant’s Securities to be Registered.

Registrant’s Class A Common Stock

As of July 15, 2009, there were 3,425,965 shares of National Western Life Insurance Company’s (the “Registrant”) Class A Common Stock (“Class A Common Stock”) issued and outstanding by 4,374 holders of record.  The Registrant has authorized 7,500,000 shares of Class A Common Stock and 200,000 shares of the Registrant’s Class B Common Stock (“Class B Common Stock”).  The Registrant has no authorized shares of preferred stock.

Holders of Class A Common Stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of the Registrant’s shareholders. Holders of Class A Common Stock are entitled to receive ratably any dividends that are declared by the Registrant’s board of directors (the “Board”) on the Class A Common Stock out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding.  Holders of Class A Common Stock have no preemptive, subscription, redemption, or conversion rights.

The shares of Class A Common Stock are identical in all respects to the shares of Class B Common Stock, except that:

(a)  The Class A Common Stock has the exclusive right to elect one-third (1/3) of the total number of directors constituting the whole Board (treating any fraction as an additional director) and the Class B Common stock has the exclusive right to elect the remaining directors.

(b)  Any cash or in-kind dividends are without fixed rate, non-cumulative, and subject to decision by the Board, but any dividend that may be paid on each share of Class A Common Stock must be twice the amount of any such dividend that may be paid on each share of Class B Common Stock.

(c)  In the event of the dissolution or winding up of the Registrant, whether voluntary or involuntary, the assets shall be distributed among the holders of Class A Common Stock and Class B Common Stock in the following manner:

(i)  each holder of Class A Common Stock shall first receive the $1.00 par value for each share of Class A Common Stock then held by such holder;

(ii)  each holder of Class B Common Stock shall next receive the $1.00 par value for each share of Class B then held by such holder;

(iii)  the remaining assets of the Registrant shall then be divided and distributed to and among the holders of all shares of capital stock of the Registrant in proportion to the number of shares of stock held by each such shareholder without preference of any one class of stock over any other class.

(d)  In the event of any spin-off or distribution in-kind of the shares of a subsidiary corporation of the Registrant, and which subsidiary corporation has only one class of stock issued and outstanding, each share of Class B Common Stock shall receive only one-half (½) of the number of shares of the subsidiary corporation as are to be received by each share of the Class A Common Stock; and, in the event that such subsidiary corporation has two classes of stock which are similar in rights and privileges to the Class A Common Stock and Class B Common Stock of the Registrant, then the holders of shares of Class A Common Stock shall receive in-kind only that class of shares of the subsidiary corporation which is similar to the shares of Class A Common Stock, and the holders of shares of Class B Common Stock shall receive in-kind only that class of shares of the subsidiary corporation which is similar to the shares of Class B Common Stock.

Anti-Takeover Effects of the Registrant’s Articles of Incorporation and Bylaws

The Registrant’s Articles of Incorporation, as amended, and Bylaws contain certain provisions that could have the effect of delaying, deferring, or discouraging another party from acquiring control of the Registrant. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of the Registrant to negotiate first with the Board.  The Registrant believes that the benefits of increased protection of its potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire it.

No Cumulative Voting

Cumulative voting by shareholders is not permitted.  Cumulative voting allows a shareholder to vote a portion or all of its shares for one or more candidates for seats on a board of directors. Without cumulative voting, a minority shareholder may not be able to gain as many seats on a board of directors as the shareholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority shareholder to gain a seat on the Registrant’s Board to influence the Board’s decision regarding a takeover.

No Preemptive Rights

Holders of shares of Class A Common Stock do not have preemptive rights to purchase additional shares that may be offered by the Registrant.  As a result, a holder of shares of Class A Common Stock may not be able to purchase shares of the Registrant’s common stock in potential offerings by the Registrant and such holder could suffer dilution due to the inability to participate in any such offerings.

Limits on Ability of Shareholders to Act by Written Consent

The Registrant’s Bylaws do not give its shareholders the ability to act by written consent, which may lengthen the amount of time required to take shareholder actions. As a result, a holder controlling a majority of the Registrant’s capital stock would not be able to amend the Registrant’s Bylaws or remove directors without holding a meeting of the Registrant’s shareholders called in accordance with the Registrant’s Bylaws.

Restrictions on Ownership Under State Insurance Laws

The application of various state insurance laws could be a significant deterrent to any person interested in acquiring control of the Registrant. The insurance holding company laws of the jurisdictions in which the Registrant is incorporated (Colorado) govern any acquisition of control of the Registrant. In general, these laws provide that no person or entity may directly or indirectly acquire control of an insurance company unless that person or entity has received the prior approval of the applicable insurance regulatory authorities. An acquisition of control would be presumed in the case of any person or entity who purchases 10% or more of the Registrant’s outstanding voting securities, unless the applicable insurance regulatory authorities determine otherwise.  In addition, certain state insurance laws contain provisions that require pre-acquisition notification to the state insurance regulatory authorities of a change in control with respect to a non-domestic insurance company licensed to do business in that state. While such pre-acquisition notification statutes do not authorize the state insurance regulatory authorities to disapprove the change of control, such statutes do authorize certain remedies, including the issuance of a cease and desist order with respect to the non-domestic insurance company if certain conditions exist, such as undue market concentration. These approval requirements may deter, delay, or prevent transactions that stockholders may otherwise deem to be in their best interests.

Indemnification of Officers and Directors

Sections 7-109-102 and 7-109-107 of the Colorado Business Corporation Act (the “CBCA”) provide that a Colorado corporation may indemnify a person made party to a proceeding, because the person is or was a director or officer of the corporation, against liability incurred in the proceeding if: (i) the person's conduct was in good faith; (ii) the person reasonably believed: (A) in the case of conduct in an official capacity with the corporation, that such conduct was in the corporation's best interests; and (B) in all other cases, that such conduct was at least not opposed to the corporation's best interests; and (iii) in the case of any criminal proceeding, the person had no reasonable cause to believe the person's conduct was unlawful.  Section 7-109-102 of the CBCA also provides that a corporation may not indemnify a director or officer under that section in connection with a proceeding by or in the right of the corporation in which the director or officer was adjudged liable to the corporation; or in connection with any other proceeding charging that the director or officer derived an improper personal benefit, whether or not involving action in an official capacity, in which proceeding the director or officer was adjudged liable on the basis that the director or officer derived an improper personal benefit.  The Registrant’s Bylaws contain a provision providing for the indemnification of the Registrant’s directors and officers under the circumstances and subject to the limitations specified in Sections 7-109-102 and 7-109-107 of the CBCA.

Item 2.  Exhibits.

Under the “Instructions as to Exhibits” section of Form 8-A, no exhibits are required to be filed because no other securities of the Registrant are registered on the NASDAQ Global Select Market and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  July 17, 2009

NATIONAL WESTERN LIFE INSURANCE COMPANY

By:         /S/Ross R. Moody
Ross R. Moody
President